Mail Stop 6010
      July 15, 2005


Marc Walther
Americhip International, Inc.
Chief Executive Officer
9282 General Drive, Suite 100
Plymouth, Michigan  48170

	RE:	AmeriChip International, Inc.
		Form 10-KSB for the fiscal year ended November 30, 2004
		Filed March 15, 2005
		File No. 000-33127

Dear Mr. Walther:


      We have reviewed your letter dated June 14, 2005 and your related filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended November 30, 2004

Critical Accounting Policies, page 15
1. We note your response to prior comment one from our letter dated
April 12, 2005 and the revisions made to your filing. We see that you have entered into complex convertible financing arrangements and that you regularly issue shares and other equity instruments as compensation for goods and services. It appears that valuation of and accounting for stock-based compensation is also a critical accounting policy. We note, for instance, that application of EITF
98-5 and EITF 00-27 can be particularly complex. Please expand or tell us why you believe expansion is not necessary.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 7

Revenue and Cost Recognition Policies, page 12
2. We note the additional disclosures provided in the financial statements in response to prior comment 16 from our letter dated April 12, 2005. We see that you have not provided an allowance for returns because the "revenues are new and there is no historical experience on which to base an estimate." Tell us why it is appropriate to recognize revenue when a right of return exists and you cannot estimate the amount of future returns. That is, tell us why revenue should not be deferred until the period where returns are permitted expires. Refer to paragraph 6 of SFAS 48.
3. Refer to your response to prior comment 17 from our letter dated
April 12, 2005. Please further demonstrate that distributor arrangements for revenue recognized during 2004 and 2005 meet the criteria in paragraph 7 - 14 of EITF 99-19. We note the only inventory you hold at November 30, 2004 was acquired from NASCO.

Note 6. Cornell Capital Partners LP Financing, page 17
4. We note the revisions made to your financial statements in response to prior comment 23 from our letter dated April 12, 2005. Please revise your filing to describe how you determined the value of each beneficial conversion feature attributed to the debt. You should also make appropriate accounting policy disclosure.
5. The table summarizing transactions with Cornell in fiscal 2004 appears to have various mathematical problems. Accordingly, the information presented is not clear; and it is also not clear how amounts in table reconcile to the narrative descriptions of the borrowings. Please revise.
6. While debt discounts should normally be netted against the related debt, fees and costs paid, in cash or other consideration, are normally presented as assets in the balance sheet. Tell us why your presentation conforms to GAAP. That is, tell us why it is appropriate to net loan fees and other direct costs against the borrowings.

Note 7.  Contracts and Agreements, page 20
7. We note that you have entered into several long-term agreements with consideration in the form of common stock or other equity consideration. It appears from your disclosure that you are recognizing the expense related to these arrangements immediately upon issuance of the shares or other instruments. Tell us why you should not recognize the expense over the period of service. Tell us how your method considers the guidance from EITF 96-18.

Item 8A.  Controls and Procedures, page 25
8. You restated the Form 10-KSB for the year ended November 30,
2004
and the Form 10-QSB for the quarter ended February 28, 2005 for various matters. Given the restatements, tell us how your CEO and CFO concluded that disclosure controls and procedures are effective as defined in Rule 13a-15(e) as of November 30, 2004 and February 28,
2005. If you conclude that disclosure controls and procedures are not effective, please revise to discuss the nature and extent of any material weaknesses and to describe specific steps that the company has taken, if any, to remediate those weaknesses. If you believe that disclosure controls and procedures are effective, your disclosure should explain your rationale. That is, in light of the errors, the disclosure should describe the basis for any belief that disclosure controls and procedures are effective. The disclosure considerations apply to the Form 10-KSB and the subsequent Forms 10-
QSB.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Walther
AmeriChip International, Inc.
July 15, 2005
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